SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN ARE BEING FILED HEREWITH:

Description	Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	4

Statement of Changes in Net Assets Available for Plan Benefits as of Year Ended December 31, 2003	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 21, 2003

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company U.S. Employees’

Profit Sharing and Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year then ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

New York, New York

June 8, 2004

J. WALTER THOMPSON COMPANY

U.S. EMPLOYEES’ PROFIT SHARING AND

MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value	$155,601,950	$61,707,190

Cash	—	164,142

Receivables:
Contributions:
Participating employers	7,181,213	6,957,965
Participating employers—ESOP forfeitures	(152,095)	(59,938)

Total contributions receivable	7,029,118	6,898,027

Accrued interest, dividends and receivable for securities sold	—	68,293,572
Loan interest receivable	—	14,924

Total other receivables	—	68,308,496

Total assets	162,631,068	137,077,855

LIABILITIES:
Securities purchased and fund overdraft	10,172	1,228,974
Other current liabilities	188,900	—

Total liabilities	199,072	1,228,974

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$162,431,996	$135,848,881

See notes to financial statements.

J. WALTER THOMPSON COMPANY

U.S. EMPLOYEES’ PROFIT SHARING AND

MATCHED SAVINGS PLAN

STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Interest and dividends	$2,417,411
Other income	2,220
Other credits	368,021

Total investment income	2,787,652

Contributions:
Participating employers	7,181,212
Participants	7,005,123
Rollovers	220,154

Total contributions	14,406,489

Net appreciation in fair value of investments	23,814,995

Total additions	41,009,136

DEDUCTIONS:
Benefits paid to participants	14,316,191
Other Expenses	33,108
Administrative expenses	76,722

Total deductions	14,426,021

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	26,583,115
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	135,848,881

End of year	$162,431,996

See notes to financial statements.

J. WALTER THOMPSON COMPANY

U.S. EMPLOYEES’ PROFIT SHARING AND

MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002 AND

FOR THE YEAR ENDED DECEMBER 31, 2003

1. DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan’s document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Merrill Lynch Trust Company, FSB serves as trustee and custodian of the Plan.

    Contributions and Eligibility—

Deferred Contribution—The Matched Savings portion of the Plan is available to all U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media, Inc. (d/b/a Ford Motor Media), JWT Specialized Communications, Inc., the Gepetto Group, Inc., The Intuition Group, Inc., Foresteria, Inc., Brouillard Communications, Inc., Automotive Retail Marketing, Inc. and WPP Group USA, Inc. (each indirect wholly owned subsidiaries of WPP Group plc, each a “Participating Employer” and collectively the “Participating Employers”) who have completed one year of qualifying service as defined by the Plan.

Prior to October 1, 2002, participating employees were allowed to contribute between 1% and 12% of their eligible compensation (a “Deferred Contribution”) to the Matched Savings portion of the Plan. Effective October 1, 2002, participating employees, who are non-highly compensated, may contribute between 1% and 50% of their eligible compensation in Deferred Contributions to the Matched Savings portion of the Plan. Participating employees, who are considered highly compensated employees (as defined by the IRS), may contribute between 1% and 12%. Effective January 1, 1989, U.S. federal regulations determine maximum limitations on participating compensation for each year and are subject to periodic adjustment by federal law. For plan years 2003 and 2002, participating compensation is limited to $200,000.

Effective October 1, 2002, participating employees who attained age 50 on or after January 1, 2002, may contribute an additional 1% to 10% of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions).

Matching Contribution—The relevant Participating Employer determines annually, whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, a participant must be employed on December 31 of the relevant plan year.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contribution. An employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with plan provisions.

Profit Sharing Contribution—The Profit Sharing portion of the Plan is available to all U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media Inc. (d/b/a Ford Motor Media), the Gepetto Group, Inc., The Intuition Group, Inc., Foresteria, Inc., Brouillard Communications, Inc., Automotive Retail Marketing, Inc. and WPP Group USA, Inc. (each indirect wholly owned subsidiaries of WPP Group plc, each a “Participating Employer” and collectively the “Participating Employers”) who have completed two years of qualifying service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

The Company presently intends to continue the discretionary matching contribution on the first 6% of each participating employees Deferred Contribution.

Participants Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) plan earnings, and charged with an allocation of administrative expenses (see expenses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Deferred Contributions and the related earnings are 100% vested and nonforfeitable. Effective January 1, 2002, Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until participants complete three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers.

Forfeited Accounts—At December 31, 2003 and 2002, forfeited nonvested accounts totaled $62,840 and $95,383, respectively. These accounts were used to reduce the 2003 and 2002 contributions from Participating Employers.

Participant Loans—The Plan provides for loan and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000.

General purpose loans must be repaid within five years and residential loans must be repaid within 20 years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. Interest, charged at a fixed rate on loans, is a commercially reasonable rate commensurate with the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Borrowers earn only this fixed rate of interest on their outstanding loan balance. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During plan years 2003 and 2002, the interest rates on loans ranged from 5.00% to 11.00%.

Payment of Benefits—Distributions from the Plan are made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death according to plan provisions.

Plan Amendments—During 2002, the Plan was amended to be in compliance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Effective January 1, 2003, Merrill Lynch Trust Company, FSB was appointed as trustee and custodian of the assets of the Plan. During 2003, the Plan was amended to remove spousal consent for loans and for distributions (except for participants with money purchase Pension accounts) effective January 1, 2004. During 2003, the Plan was also amended with regard to minimum required distributions in accordance with Sec 401(a)(9) of the Internal Revenue Code.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides various investment options. The Plan’s mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition—Investments in short-term financial instruments are recorded at cost, which approximates market value. All other investments are valued at fair value as determined by the custodian. Securities transactions are recorded on a trade-date basis (the date the order to buy or sell is executed). The market value of the securities at the beginning of the plan year or at time of purchase during the year is used to establish the basis of securities sold.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid. At December 31, 2003 and 2002, distributions payable to participants were $0 and $6,109,313, respectively.

Administrative Expenses—Administrative and investment expenses of the Plan are paid for by the Plan.

3. INVESTMENTS

The Plan’s investments are held in a trust fund. The following is a schedule of investments that represent 5% or more of total net assets available for plan benefits as of December 31, 2003 and 2002. See Schedule I for a listing of all investments of the Plan.

	2003	2002
Merrill Lynch Limited Fund 16,060,500 shares	$—	$16,918,699
Merrill Lynch Retirement Pres. Trust, 17,293,159 shares	17,293,159	—
WPP Group PLC, 210,666 and 223,157 shares, respectively	10,385,838	8,592,325
Fidelity Adv Div Intl T GM, 558,166 shares	8,768,788	—
Alger Midcap Grw instl Port, 736,835 shares	11,258,842	—
Merrill Lynch Equity Index Trust 12, 755,680 shares	9,393,097	—
Merrill Lynch US Gov’t MRTG Fund, 1,151,933 shares	11,818,835	—
Merrill Lynch Growth Fnd Cl 1, 553,466 shares	9,165,389	—
Pimco Total Return Funs GM, 761,565 shares	8,156,359	—
Davis NY Venture Fund Cl A GM, 317,378 shares	8,734,231	—
MRJ Value Equity Fund, 1,193,801 shares	16,641,580	—
Mackay Shields Growth Equity Fund, 2,858,089 shares	—	7,262,093
GreenHaven Value Equity Fund, 501,583 shares	—	14,984,908
Mackay Shields General Fund, 2,412,127 shares	—	11,009,070

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,814,995 as follows:

Common stock	$7,158,870
Mutual funds	16,656,125

$23,814,995

4. PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right to terminate the Plan and each Participating Employer may terminate its participation in the Plan subject to the provisions of ERISA and the terms of the Plan. In the event of the Plan terminating, participants will become 100% vested in their accounts.

5. FEDERAL INCOME TAXES

The Internal Revenue Service (“IRS”) has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and thereby is exempt from taxation under Section 501(a) of the Code.

The Plan obtained its latest determination letter on June 17, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The plan administrator and plan tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for plan benefits and distributions paid per the financial statements to the Form 5500:

	Net Assets Available for Plan Benefits		2003 Distributions Paid to Participants
	2003	2002
Per the financial statements	$162,431,996	$135,848,882	$14,316,191
Less prior year accrued distributions	—	—	(6,109,313)
Accrued distributions	—	(6,109,313)	—

Per Form 5500	$162,431,996	$129,739,569	$8,206,878

Accrued distributions are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of common stock in WPP Group plc (“WPP”). J. Walter Thompson Company, the Plan Sponsor, is an affiliate of WPP and therefore, qualifies as a permitted party-in-interest, as defined by ERISA.

8. TRANSFER OF ASSETS

Effective October 1, 2002, (or such other date on which it was administratively practicable), the Plan accepted a transfer of assets from the Imaginet, LLC 401(k) Retirement Plan due to the Company’s December 28, 2000 acquisition of Imaginet, LLC.

******

EIN: 13-1378860

PN: 010

J. WALTER THOMPSON COMPANY

U.S. EMPLOYEES’ PROFIT SHARING AND

MATCHED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
WPP Group Stock Fund	Common stock	**	$10,385,838
ML Ret Preservation Trust	Common/Collective Trust	**	17,293,159
ML Ret Preservation Trust GM	Common/Collective Trust	**	5,603,254
Fidelity Adv Intl T	Mutual fund	**	6,647,716
Fidelity Adv Intl T GM	Mutual fund	**	8,768,788
Alger MidCap Grw Instl Port	Mutual fund	**	11,258,842
Alger MidCap Gr Instl Port GM	Mutual fund	**	2,072,825
ML Equity Index Trust 12	Mutual fund	**	9,393,097
ML US Govt MRTG FD 1	Mutual fund	**	11,818,835
ML US Gov Mortgage CL 1	Mutual fund	**	7,178,366
ML Fundamental Growth FND CL 1	Mutual fund	**	9,165,389
ML Fundamental Growth FND 1 GM	Mutual fund	**	6,257,856
Pimco Total Return Fund	Mutual fund	**	2,724,827
Pimco Total Return Fund GM	Mutual fund	**	8,156,359
Pimco NFJ SM-Cap Val FD CL A	Mutual fund	**	1,295,494
Pimco NFJ SM-Cap Val FD A GM	Mutual fund	**	1,619,924
Lord Abbett Mid Cap Value Cl P	Mutual fund	**	1,152,066
Lord Abbett Mid Cap Val P GM	Mutual fund	**	3,219,096
Delaware Group Trend FD	Mutual fund	**	558,132
Delaware Group Trend FD GM	Mutual fund	**	1,020,195
Davis NY Venture FD Cl A	Mutual fund	**	2,212,674
Davis NY Venture FD Cl A GM	Mutual fund	**	8,734,231
MRJ Value Equity Fund	Common Stock	**	16,641,580
Pending Settlement			280
*Participant Loans	Participant loans (maturing 2003 to 2023 at interest rates of 5% to 11%)	**	2,423,127

	Total		$155,601,950

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Donna Matteo
Name: Donna Matteo Title: Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm